Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

RECEIVED
2009 FEB -9 A 2:29

[redacted]

09045277

January 31, 2009

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated January 31, 2009, on Scheme of Arrangement under Section 391 to 394 of the Companies Act, 1956 along with a copy of the Media Release issued in this connection.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

PROCESSED
FEB 10 2009
THOMSON REUTERS

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax. +91 22 3009 9775
www.rinfra.com

January 31, 2009

The General Manager
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 500390

The Manager
National Stock Exchange of India Ltd
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RELINFRA

Dear Sirs,

Sub: Scheme of Arrangement under Section 391 to 394 of the Companies Act, 1956

The Committee of Directors of the Company at their meeting held today, considered and approved a Scheme of Arrangement between Reliance Infrastructure Limited, Reliance Energy Generation Limited, Reliance Goa & Samalkot Limited, Reliance Power Transmission Limited, Reliance Energy Limited, Reliance Infraprojects Limited, Reliance InfraVentures Limited and Reliance Property Developers Limited and their respective shareholders and creditors ('the Scheme') under section 391 to 394 of the Companies Act, 1956.

The salient features of the Scheme are as under:

1. Appointed Date for Scheme of Arrangement is March 31, 2009.

2. The Scheme envisages transfer of various Divisions of Reliance Infrastructure Limited as under to various Resulting Companies i.e. wholly owned subsidiaries.

	Divisions	Resulting Companies
2.1	Dahanu Thermal Power Station	Reliance Energy Generation Limited
2.2	Goa & Samalkot Power Stations	Reliance Goa and Samalkot Limited
2.3	Transmission Division	Reliance Power Transmission Limited
2.4	Distribution Division	Reliance Energy Limited
2.5	EPC Division	Reliance Infraprojects Limited
2.6	Toll Road Division	Reliance InfraVentures Limited
2.7	Real Estate Division	Reliance Property Developers Limited

Pursuant to the Scheme, there will be no change in the capital structure of the Company. No shares or securities will be issued or cancelled.

3. The Scheme is subject to requisite consent, approval of the requisite majority of the shareholders, lenders, creditors of Reliance Infrastructure and resultant companies, stock exchanges, the Bombay High Court, and the permission or approval of the Central Government or any other statutory or regulatory authorities, which by law may be necessary for the implementation of the Scheme.

A copy of the media release being issued is enclosed.

Kindly take the above on record.

Thanking you,

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

MEDIA RELEASE

Reliance Infrastructure to demerge its business Divisions to wholly owned subsidiaries

Reorganisation to achieve synergies with

- **transparent business structure**
- **focused management - attract and retain quality talent**
- **greater transparency of business performances**
- **value unlocking enabled**

No change in the capital structure of the Company

Mumbai, January 31, 2009 : The Committee of Directors of Reliance Infrastructure Limited today approved the Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956 for **transfer and vesting of various division of Reliance Infrastructure to its wholly owned subsidiaries.**

The **re-organization exercise would achieve the following** for the R Infra Group:

- **Simplified and transparent** business structure and **alignment of interest** of various stake holders
- **Focused management**
- **Greater transparency** on the performance of individual businesses
- **Attract and retain quality talent**
- **Value unlocking enabled** - Possibility of investments by strategic / financial players in different businesses
- **Optimal financing structure** for individual businesses
- **Tax efficiency** for individual businesses

The Scheme envisages transfer of various Divisions of Reliance Infrastructure Limited to various Resulting companies as under :

- **Dahanu Thermal Power Station** to Reliance Energy Generation Limited
- **Power Transmission Division** to Reliance Power Transmission Limited
- **Power Distribution Division** to Reliance Energy Limited
- **EPC Division** to Reliance InfraProjects Limited
- **Toll Roads Division** to Reliance InfraVentures Limited
- **Real Estate Division** to Reliance Property Developers Limited

Pursuant to the Scheme, there will be **no change in the capital structure** of the Company. No share or securities will be issued or cancelled.

The **Scheme is subject to requisite consent** of shareholders, lenders, creditors of RInfra and resultant companies, stock exchanges, the Bombay High Court, and the permission or approval of the Central Government or any other statutory or regulatory authorities, which by law may be necessary for the implementation of the Scheme.

END